Exhibit 99.1

SIGMA LITHIUM ANNOUNCES PARTICIPATION IN LEADING WALL STREET CONFERENCES IN DECEMBER

VANCOUVER, CANADA -- (December 2, 2022) - SIGMA Lithium Corporation ("Sigma Lithium" or the "Company") (NASDAQ: SGML, TSXV: SGML), dedicated to powering the next generation of electric vehicles with high-purity, environmentally and socially sustainable lithium is pleased to announce that its senior finance team, led by Ana Cabral-Gardner, Co-CEO and Co-Chairman will be participating in-person at the following leading industry conferences in New York City:

•	Deutsche Bank Battery Supply Chain Conference on December 7.

•	Bank of America 2022 Lithium and Battery Storage Conference from December 8-9.

Ana and her team will host one-on-one meetings at both conferences on December 7, 8 and 9.

Investors shall contact their respective Bank of America Securities and Deutsche Bank representatives to participate.

Ana Cabral-Gardner, co-CEO and co-Chairperson says “I am thrilled to reconnect in person with leading investors at two conferences during holiday season in New York City. Our team plans to partake in the festive spirit to celebrate the imminent initiation of the commissioning of Sigma’s Greentech Plant, as originally planned. We are also very enthusiastic to update the investor community on the significant advance of the construction towards production, as well as on the progress of the activities to unlock further growth and develop the Grota do Cirilo Project”.

Ana added: “as we significantly scale up and advance Sigma to become one of world’s largest lithium producers next year, it has been incredibly rewarding to work with my partners, fellow senior executives and our teams, including our construction team led by Calvyn Gardner and Brian Talbot, in delivering results at a level of intensity that we have just experienced before in investment banks or in technology start-ups”.

DEUTSCHE BANK BATTERY SUPPLY CHAIN CONFERENCE

At the Deutsche Bank 7th Annual Lithium and Battery Supply Chain Conference, Corinne Blanchard, Deutsche Bank’s lithium analyst will host Ana Cabral-Gardner in a “fireside chat” scheduled for 10:40 a.m. Eastern Time on December 7, 2022.

The event will include presentations and one-on-one / group meetings with senior executives from the leading lithium producers, battery manufacturers, lithium recycling, and rare earth producing companies.

In addition to the presentation, the Company will be hosting one-on-one and small group meetings during the conference on December 7th.

BANK OF AMERICA 2022 LITHIUM AND BATTERY STORAGE CONFERENCE

At the Bank of America 2022 Lithium and Battery Storage Conference, Ana Cabral-Gardner will deliver a corporate presentation at 11:15 a.m. Eastern Time on December 8, 2022.

The Bank of America Conference has a broader focus and will encompass the entire downstream supply chain including battery storage with the participation of leading CEOs and senior executives.

In addition to the presentation, Ana Cabral-Gardner will be hosting one-on-one and small group meetings virtually, where she will be joined by a senior technical executive throughout both days of the conference on December 8th and 9th.

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ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML) is a Canadian company dedicated to powering the next generation of electric vehicle batteries with high-purity, environmentally and socially sustainable lithium. Since inception Sigma Lithium has been at the forefront of the industry, pioneering significant social sustainability initiatives in the battery materials supply chain. The Company owns the largest and highest-grade hard rock lithium spodumene deposits in the Americas and some of the largest in the world, in aggregate.

Sigma Lithium is currently in construction of an environmentally state-of-the-art plant and lithium mine in Minas Gerais in Brazil. The greentech lithium dense media separation processing plant (the “Greentech Plant”) purifies, separates, and concentrates lithium without utilizing hazardous chemicals. The Greentech Plant is powered by 100% renewable energy, recycles 100% of its water intake (raw-sewage grade) and dry stacks 100% of its processed tailings. For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg,

Chief Development Officer
(Toronto) +1 (647) 706-1087
jamie.flegg@sigmaca.com

James Neal-Ellis,

Vice President, Corporate Development & Investor Relations

(Toronto) +1 (416) 219-6475
james.nealellis@sigmaca.com

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to the general business and operational outlook of the Company; and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions (including but not limited to the impact of the continuance or escalation of the military conflict between Russia and Ukraine, and economic sanctions in relation thereto); the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; the ability to obtain required financing on acceptable terms; anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to develop and achieve production at its mineral projects. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the Company may not develop its mineral projects into a commercial mining operation; the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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